The Boeing Company (BA)
Shareholder Alert
Voluntary submission by John Chevedden, POB 2673, Redondo Beach, CA 90278
Boeing Shareholder since 2010

Shareholders can consider whether Chairman Larry Kellner and Edmund Giambastiani deserve a vote for reelection to the Boeing Board.

Proxy advisory firm Glass Lewis recommends shareholders vote against the re-election Chairman Larry Kellner and veteran director Edmund Giambastiani, who leads the board's safety panel. "We believe they are in part responsible for the board's failings in regard to its risk assessment and management," playing a role in the two fatal crashes of 737 MAX aircraft and the plane's nearly 2-year grounding, Glass Lewis said.

Boeing suffered substantial material loss and reputational damage since the crashes, and despite management changes and Boeing's renewed commitment to engineering and safety, the audit committee should be held accountable for failing to mitigate risk, the advisor said.
This was reported by Seeking Alpha and The Wall Street Journal.

If shareholders want more future influence on the election of directors shareholders can also vote for Proposal 5 – Adopt Proposal that Won our 44% Support in 2020 – Written Consent.

With a shareholder right to act by written consent shareholders would have a new means to elect a replacement director.

This brief Boeing Shareholder Alert has more information on the written consent topic:
https://www.sec.gov/Archives/edgar/data/12927/000121465921002971/p310210px14a6g.htm

Shareholders can consider whether Chairman Larry Kellner and Edmund Giambastiani deserve a vote for reelection to the Boeing Board.

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote their choices by following the procedural instructions provided in the proxy materials.